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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549-1004



                                    FORM 11-K

(Mark One):


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                   For the fiscal year ended December 31, 1999


                                       OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934


             For the transition period from           to




                             Commission file number ________________

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                              THE HERTZ CORPORATION
                          EMPLOYEE STOCK PURCHASE PLAN


     B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:



                              The Hertz Corporation
              225 Brae Boulevard, Park Ridge, New Jersey 07656-0713




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                              THE HERTZ CORPORATION
                          EMPLOYEE STOCK PURCHASE PLAN

                              FINANCIAL STATEMENTS

            Period from July 1, 1999 (Inception) to December 31, 1999



                                    CONTENTS

Report of Independent Accountants                                                     1
Financial Statements:
   Statement of Net Assets Available for Plan Benefits as of December 31, 1999        2
   Statement of Changes in Net Assets Available for Plan Benefits
     for the period from July 1, 1999 (Inception) to December 31, 1999                3
   Notes to Financial Statements                                                      4-5





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                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Committee
The Hertz Corporation

Employee Stock Purchase Plan:

In our opinion, the accompanying Statement of Net Assets Available for Plan Benefits and the related Statement of Changes in Net Assets Available for Plan Benefits present fairly, in all material respects, the net assets available for plan benefits of The Hertz Corporation Employee Stock Purchase Plan (the "Plan") at December 31, 1999, and the related changes in net assets available for plan benefits for the period from July 1, 1999 (inception) to December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

                                                  /s/ PRICEWATERHOUSECOOPERS LLP

                                                  PricewaterhouseCoopers LLP

Florham Park, New Jersey
August 10, 2000

                                        1


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                              THE HERTZ CORPORATION
                          EMPLOYEE STOCK PURCHASE PLAN

                     NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                DECEMBER 31, 1999

ASSETS
Participants' deposits due from The Hertz Corporation                 $1,125,776
                                                                      ----------

Total assets                                                          $1,125,776
                                                                      ----------

LIABILITIES

Stock purchase payable                                                $1,125,776
                                                                      ----------

Total liabilities                                                     $1,125,776
                                                                      ----------

Net Assets Available for Plan Benefits                                $       --
                                                                      ==========






         The accompanying notes are an integral part of this statement.

                                        2


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                              THE HERTZ CORPORATION
                          EMPLOYEE STOCK PURCHASE PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

            PERIOD FROM JULY 1, 1999 (INCEPTION) TO DECEMBER 31, 1999



ADDITIONS:
    Participants' contributions                                     $ 2,188,137

DEDUCTIONS:
    Contributions used for Stock Purchase                            (2,188,137)
                                                                    -----------

    Net change                                                               --

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
    Beginning of period                                                      --
                                                                    -----------

    End of period                                                   $        --
                                                                    ===========


         The accompanying notes are an integral part of this statement.

                                        3


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                              THE HERTZ CORPORATION
                          EMPLOYEE STOCK PURCHASE PLAN

                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN

The Hertz Corporation Employee Stock Purchase Plan (the "Plan") was adopted by the Board of Directors of The Hertz Corporation (the "Company") on February 2, 1999 for the purpose of providing eligible employees of the Company and certain designated affiliated companies with an opportunity to purchase Class A Common Stock of the Company through accumulated payroll deductions. An eligible employee is one who is employed to work for at least twenty hours per week and has been continuously employed as an employee for three or more months on a given enrollment date. Eligible employees may contribute in whole percentages between 1% and 10% of their compensation. Shares are purchased at 85% of the closing price at the end of each quarterly offering period. The fair market value of the stock available for purchase by an eligible employee may not exceed $25,000 per calendar year. The maximum number of shares of the Company's Class A Common Stock available for purchase under the Plan is 400,000, plus an annual addition, as needed, for ten years beginning in the year 2000, or until the Plan is terminated, whichever is earlier.

The Plan is administered by the Pension and Welfare Plan Administration Committee appointed by the Company's Board of Directors. Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan by action of its Board, in its sole direction, for whatever reason it may deem appropriate.

The Plan's custodian and recordkeeper is First Chicago Trust Division of EquiServe ("EquiServe"). Once Class A Common Stock is purchased, the shares are credited to participants' individual accounts at EquiServe. Participants own and are entitled to the shares of Class A Common Stock credited to their individual account.

These financial statements have been prepared for the period from July 1, 1999 (inception) to December 31, 1999. Unless otherwise specified, all references to a period in the financial statements are for this period.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The transactions of the Plan, including participant contributions, are accounted for on the accrual basis of accounting. The Company does not make contributions to the Plan.

Administrative expenses incurred by the Plan are paid by the Company.

NOTE 3 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.

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                              THE HERTZ CORPORATION
                          EMPLOYEE STOCK PURCHASE PLAN

                          NOTES TO FINANCIAL STATEMENTS

NOTE 4 - STOCK PURCHASE PAYABLE

As of December 31, 1999, the Plan was obligated to purchase approximately 26,423 shares of the Company's Class A Common Stock on behalf of the participants. The liability is reflected in the accompanying statement of Net Assets Available for Plan Benefits as Stock purchase payable. The market value of the Company's Class A Common Stock on December 31, 1999 (the last trading day of the quarter) was $50.125 per share. The Class A Common Stock was purchased and distributed directly to the participants' accounts in January 2000.

NOTE 5 - FEDERAL INCOME TAXES

The Plan does not pay federal income taxes and is intended to qualify as an Employee Stock Purchase Plan under Section 423 of the Internal Revenue Code. Plan participants recognize no taxable income at the time of purchase of shares. However, both ordinary income and a capital gain or capital loss may be realized upon disposition of shares by participants. In addition, the Company recognizes a tax deduction for the ordinary income that has been taxed at the individual level.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                    THE HERTZ CORPORATION

                                                    EMPLOYEE STOCK PURCHASE PLAN




                                                    By:  /s/ Donald F. Steele
                                                         ----------------------
                                                         Donald F. Steele
                                                         Senior Vice President,
                                                         Employee Relations

August 11, 2000


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